Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-86166

                              PROSPECTUS SUPPLEMENT
                        (To Prospectus dated May 8, 2002)

                                 982,758 Shares

                                ACTIVISION, INC.

                                  Common Stock

                        ---------------------------------

     The stockholders of Activision, Inc. listed in this prospectus supplement under the section entitled "Selling Stockholders" are offering and selling up to 982,758 shares of Activision's common stock under this prospectus. Pursuant to Rule 416(b), the original 327,586 shares registered by the registration statement covering this prospectus and its supplements has been adjusted to reflect two 3-for-2 stock dividends and one 4-for-3 stock dividend.

     All of the Selling Stockholders acquired their shares of Activision common stock in connection with Activision's acquisition on March 26, 2002 of Shaba Games LLC, a California based console software development company. The Selling Stockholders were all members of Shaba. This prospectus supplement reflects the release of certain shares of Activision common stock which had been held in escrow, the release of which was conditioned upon the fulfillment of certain software program delivery and ranking requirements and certain revenue requirements to ensure that the representations, warranties and covenants made by certain of the Selling Stockholders were not breached and to provide a source of indemnification.

     Activision will not receive any of the proceeds from the sale of shares being offered by the Selling Stockholders.

     Activision's common stock is traded on the Nasdaq National Market under the symbol "ATVI." The last reported sale price for the common stock on May 17, 2005 was $15.78 per share.

     No underwriting is being used in connection with this offering of common stock. The shares of common stock are being offered without underwriting discounts. The expenses of this registration will be paid by Activision. Normal brokerage commissions, discounts and fees will be payable by the Selling Stockholders.

     Activision's principal executive offices are located at 3100 Ocean Park Boulevard, Santa Monica, California 90405, telephone number (310) 255-2000.

     For a discussion of certain matters that should be considered by prospective investors, see "Risk Factors" starting on page 2 of the Prospectus dated May 8, 2002.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of common stock offered or sold under this prospectus or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

             The date of this Prospectus Supplement is May 20, 2005.

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                              SELLING STOCKHOLDERS

     The following table reflects the beneficial ownership by the Selling Stockholders of an additional 60,344 shares of Activision common stock which are being released from escrow as described below. This table supplements and restates the table set forth in the Prospectus dated May 8, 2002 to reflect stock dividends issued by Activision as well as shares (as defined below) released from Escrow and issued to the Selling Stockholders subsequent to May 8, 2002.

  Name of Selling Stockholder        Number of Additional Shares of Common Stock
  ---------------------------        -------------------------------------------

Christopher Scholz                                    86,636

Zachary Krefting                                      86,636

Richard D'Alosisio                                    86,636

Tom Teuscher                                          86,636

Scott Werner                                          86,636

Gerald T. O'Neil                                      86,636

Scholz Family Trust                                  346,563

Total                                                866,379

     Activision entered into an agreement and plan of merger (the "Merger Agreement") with Activision Publishing, Inc., Shaba Acquisition, Inc., Shaba Games LLC and the Selling Stockholders. The transaction contemplated by the Merger Agreement was consummated on March 26, 2002.

     An aggregate amount of 206,895 shares of common stock, or approximately 21.05% of the total number of shares of Activision common stock issued in connection with the merger, have been deposited in an escrow account (the "Product Escrow Shares"). The Product Escrow Shares are subject to release from escrow and issuance to the Selling Stockholders upon fulfillment of certain software program delivery and ranking requirements and certain revenue requirements.

     This prospectus supplement reflects the release from escrow of all of the remaining 60,344 of the Product Escrow Shares as a result of the fulfillment of certain product delivery and milestone deliverable requirements.

     Prior to the acquisition of Shaba by Activision, Shaba was a party to various development agreements with Activision. Other than such contracts and the fact that the Selling Stockholders were members of Shaba, which became a wholly owned subsidiary of Activision on March 26, 2002 pursuant to the Merger Agreement, none of the Selling Stockholders listed above have had a material relationship with Activision within the past three years.

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